Exhibit 3
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Eileen M. Connolly                              June Rochford
908-221-6731 (office)                           908-221-8165 (office)
888-602-5417 (pager)                            888-602-5416 (pager)


FOR RELEASE FRIDAY, JANUARY 12, 2001
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                    AT&T UPDATES SEC FILING ON EXCITE@HOME

      AT&T today is updating its Securities and Exchange Commission filing concerning Excite@Home to reflect decisions by Comcast Corporation and Cox Communications to each exchange shares in Excite@Home for shares of AT&T Common Stock with a total value of approximately $2.9 billion.

      Comcast and Cox were given the right to sell a total of approximately 60 million shares of Excite@Home to AT&T as part of an agreement announced in March 2000 to reorganize Excite@Home governance. Following the transactions, on a fully diluted basis, AT&T will hold about 38 percent of the economic interest in Excite@Home, as compared to about 23 percent today. AT&T's approximately 74 percent voting interest will increase to about 79 percent.

      The number of AT&T shares issued in the transactions will depend on their average price during a 30-day trading period that began in mid-December.

      Comcast and Cox's decision to exchange their previously vested shares in Excite@Home for shares of AT&T Common Stock does not affect their business relationship with Excite@Home. Under agreements announced last March, Comcast and Cox will use Excite@Home to provide platform/connectivity services, and feature the Excite portal, in delivering their high-speed Internet services to residential customers through June 2006. The exclusivity provisions of those distribution agreements remain in effect until June 2002. In consideration of this, Excite@Home issued new warrants to Comcast and Cox, which vest through 2006, concurrent with this new distribution agreement. Subject to the forfeiture of those warrants, Comcast and Cox will each have the right to end the exclusivity provisions and may also terminate the entire distribution arrangement beginning in December 2001.

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